EXHIBIT 99.1

[LOGO]                                                                      NEWS
FOUR SEASONS
HOTELS AND RESORTS


MAY 5, 2005                                    CONTACT:  DOUGLAS L. LUDWIG
                                                         CHIEF FINANCIAL OFFICER
                                                         AND EXECUTIVE VICE
                                                         PRESIDENT
                                                         (416) 441-4320

                                                         BARBARA HENDERSON
                                                         VICE PRESIDENT,
                                                         CORPORATE FINANCE
                                                         (416) 441-4329

                            FOUR SEASONS HOTELS INC.
                       REPORTS FIRST QUARTER 2005 RESULTS

TORONTO, CANADA -- FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH.SV"; NYSE SYMBOL "FS") today reported its results for the first quarter ended March 31, 2005.

As previously announced, effective the first quarter of 2005, we have adopted US dollars as our reporting currency. All amounts disclosed in this news release (including amounts for prior periods) are in US dollars unless otherwise noted.(1)

HIGHLIGHTS OF THE FIRST QUARTER OF 2005

As described in greater detail in the accompanying Management's Discussion and Analysis for the three months ended March 31, 2005, in each case as compared to the same period in 2004:

   o  RevPAR(2) of worldwide Core Hotels(3) increased 13.8%.

   o Gross operating margins(4) at worldwide Core Hotels and at our US Core Hotels increased 210 basis points to 29.0% and 25.8%, respectively.

   o  Revenues under management increased 13.5%.

   o Management fee revenues (excluding reimbursed costs(5) and the impact of forward exchange contracts(6))(7) increased 28.4%, including incentive fees which increased 33.2%.

   o Earnings before other operating items(8) increased 28.4%, and by 78.4%, excluding the impact of the forward exchange contracts.

Additionally, during the quarter we sold approximately 80% of our equity interest in Four Seasons Residence Club Scottsdale at Troon North.

Subsequent to the end of the first quarter, we sold approximately 53% of our interest in Four Seasons Hotel Shanghai. We also entered into a currency and interest rate swap of our convertible senior notes in order to reduce our net interest costs over the near-term.

"We are very pleased with the operating results in the first quarter, which reflect continued strong travel demand at the majority of the properties under our management. While we have had six consecutive quarters of RevPAR growth in our worldwide Core Hotels, the increase in our incentive fees during this quarter is evidence that the revenue increases are translating into greater profitability, with gross operating margins up 210 basis points in the first quarter," commented Isadore Sharp, Chairman and Chief Executive Officer. "Also during the quarter, we opened Four Seasons Hotel Hampshire in England and Four Seasons Resort Langkawi in Malaysia, and more recently, Four Seasons Hotel Doha. During the remainder of this year, we expect to open six more new Four Seasons properties. There continues to be strong interest on the part of our financial partners to develop and own Four Seasons properties, which gives us tremendous confidence in the value of the Four Seasons brand and our ability to translate it into long-term shareholder value."

"Excluding the effects of reimbursed costs and the impact of the forward exchange contracts that were in place in 2004, our financial results for the quarter were very strong, with management fee revenue growth of 28.4%, and our earnings before other operating items increasing 78%, as compared to the first quarter last year," said Douglas L. Ludwig, Chief Financial Officer and
Executive Vice President. "In order to reduce the impact of US dollar fluctuations relative to the Canadian dollar on our reported financial results, effective this quarter, we have changed our reporting currency to US dollars. We believe US dollar-reported results will give a clearer indication of the relative strength of our management operations as it will reduce the impact of currency fluctuations on reported revenues from that business. From an economic perspective, we monitor our cash inflows and outflows to ensure our true economic exposure to currency fluctuations is carefully managed."

                              FIRST QUARTER OF 2005
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR THE THREE MONTHS ENDED MARCH 31, 2005 IS PROVIDED AS OF MAY 4, 2005. IT SHOULD BE READ IN CONJUNCTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD AND THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD. EXCEPT AS DISCLOSED IN THIS MD&A, AS OF MAY 4, 2005, THERE HAS BEEN NO MATERIAL CHANGE IN THE INFORMATION DISCLOSED IN THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2004. A SUMMARY OF CONSOLIDATED REVENUES, MANAGEMENT EARNINGS, OWNERSHIP AND CORPORATE OPERATIONS EARNINGS AND NET EARNINGS FOR THE PAST EIGHT QUARTERS CAN BE FOUND IN NOTE 9.

Effective for the quarter ended March 31, 2005, we have adopted US dollars as our reporting currency. We have not changed our functional currencies. All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted.


OPERATING ENVIRONMENT
---------------------

SEASONALITY

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters.


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


HOTEL OPERATING RESULTS

--------------------------------------------------------------------------------
                                    Three months ended March 31, 2005

                                      increase over (decrease from)

                                    three months ended March 31, 2004

                                 (percentage change, on US dollar basis)
--------------------------------------------------------------------------------
 REGION                        RevPAR      Gross Operating    Gross Operating
                                            Revenue (GOR)       Profit (GOP)
--------------------------------------------------------------------------------
 WORLDWIDE CORE HOTELS          13.8%           11.4%              20.2%
--------------------------------------------------------------------------------
 US CORE HOTELS                 12.8%           10.1%              20.0%
--------------------------------------------------------------------------------
 OTHER AMERICAS/CARIBBEAN       19.2%           15.3%              25.3%
 CORE HOTELS
--------------------------------------------------------------------------------
 EUROPE CORE HOTELS              5.3%            6.9%               2.9%
--------------------------------------------------------------------------------
 MIDDLE EAST CORE HOTELS        25.6%           32.6%              59.1%
--------------------------------------------------------------------------------
 ASIA/PACIFIC CORE HOTELS       18.7%           12.0%              17.8%
--------------------------------------------------------------------------------

Underlying these operating results:

   o RevPAR for worldwide Core Hotels increased 13.8% in the first quarter of 2005, as compared to the same period in 2004, reflecting improvements in demand and achieved room rates in most markets. Revenue improvements and cost management efforts at the properties under management resulted in the significant increases in gross operating profits (an increase of 20.2% as compared to the first quarter of 2004) and gross operating margins (an increase of 210 basis points as compared to the first quarter of 2004), despite continued pressure on profitability due to higher costs relating primarily to labour (including health care, benefits and worker's compensation) and energy.

   o During the quarter, group meetings and travel demand improved in the majority of the markets relative to the same period last year. Business and leisure demand remained strong during the quarter.

   o Virtually all of the US Core Hotels under management realized RevPAR improvements in the first quarter of 2005, as compared to the same period in 2004, resulting in a 12.8% increase in RevPAR in that region. The only exception was Houston, which saw stronger than usual demand due to the Super Bowl in the first quarter of 2004 and a subsequent general decline in occupancy levels in the city due to lower demand levels and the opening of a large hotel in Houston during 2004. Properties under management in Jackson Hole, Boston, Miami, Palm Beach, New York, Aviara and Austin realized particularly strong improvements in RevPAR and gross operating profits, relative to the average for the region.

   o The Other Americas/Caribbean Core Hotels experienced improved demand and higher achieved room rates, with RevPAR improving 19.2% in the first quarter of 2005, as compared to the first quarter of 2004. The increases in RevPAR and gross operating profits were primarily attributable to strong improvements at the properties in the region, including Buenos Aires, Carmelo, Exuma and Nevis. The hotels under management in Canada had more modest RevPAR improvements relative to the overall results for the region.

   o For the first quarter of 2005, RevPAR increases in the Europe Core Hotels reflected strong operating results at the hotels under management in Istanbul and Prague relative to the other hotels in the region. The hotels under management in Lisbon and Canary Wharf experienced relatively large RevPAR and gross operating profit declines in the quarter due to lower business and group demand and an increase in supply in Canary Wharf. This resulted in a relatively modest gross operating profit increase for the region. Overall demand in Europe was less robust than in the other regions in which we manage hotels, in part as a result of a strong Euro relative to the US dollar.

   o RevPAR improvements in the first quarter of 2005 at the Middle East Core Hotels were primarily driven by a 15.7% increase in achieved room rates, as compared to the same period in 2004. All of the hotels in the region experienced improved demand, particularly the hotels under management in Riyadh and Sharm el Sheikh. The 59.1% improvement in gross operating profit was driven by a 32.6% increase in revenues, as well as lower cost pressures relative to other regions.

   o All of the Asia/Pacific Core Hotels had RevPAR improvements. The properties under management in Jakarta, Bali, Chiang Mai, Singapore and Shanghai had very strong RevPAR improvements as a result of gains in both occupancy and achieved room rates. Most of the properties in the region had increases in gross operating profit.

FINANCIAL REVIEW AND ANALYSIS
-----------------------------

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004
-------------------------------------------------------------------------------

MANAGEMENT OPERATIONS

Management fee revenues (excluding reimbursed costs and the $2.7 million impact of forward exchange contracts) increased 28.4%, or $6.4 million, to $29 million in the first quarter of 2005, as compared to $22.6 million in the first quarter of 2004. This increase was the result of the improvement in revenues under management stemming from RevPAR and other revenue increases at the worldwide Core Hotels and an increase in fees from recently opened hotels. Management fee revenues (including reimbursed costs and the impact of forward exchange contracts) increased 15.7%, or $5.9 million, to $43.6 million in the first quarter of 2005, as compared to $37.6 million in the first quarter of 2004.

Incentive fees increased 33.2% in the first quarter of 2005, as compared to the same period in 2004, with 36 of the hotels and resorts under management accruing incentive fees, as compared to 31 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profit at the properties under management in each of the geographic regions in which we operate. All five of our properties under management in the Middle East accrued incentive fees during the first quarter of 2005, as compared to three in the first quarter last year.

Several of the hotels and resorts under our management are and will be undergoing significant renovations during this year. At the end of the first quarter of 2005, the most significant portion of renovations at Four Seasons Resort Scottsdale at Troon North, Four Seasons Hotel New York and Four Seasons Hotel Newport Beach were completed. We expect the renovations at Four Seasons hotels in Washington and Las Vegas and the resort in the Maldives to be completed by the end of 2005. Significant renovation programs at other hotels under management, including Boston, Santa Barbara, Philadelphia and The Regent Beverly Wilshire are expected to be substantially completed in 2006. The impact of the renovation programs on management fees in the first quarter of 2005 was not material, in part as a result of seasonality, in that the first quarter at many of the properties under renovation is a period of weaker demand relative to the remainder of the year. Based on the scheduling and staging of these renovations, we do not expect there to be a material effect on fee revenues on the subsequent quarters of 2005.

General and administrative expenses (excluding reimbursed costs) increased 18.2% to $9.7 million in the first quarter of 2005, as compared to $8.2 million for the same period in 2004. General and administrative expenses (including reimbursed costs) increased 18.1% to $24.3 million in the first quarter of 2005, as compared to $20.6 million for the same period in 2004. The majority of these costs are in Canadian dollars and, accordingly, a portion of this increase is attributable to the US dollar having declined relative to the Canadian dollar since the first quarter of 2004. On a Canadian dollar basis, general and administrative expenses (excluding reimbursed costs) increased 10% during the quarter, as compared to the same period last year. The increase in these costs related primarily to an increase in the number of employees at our corporate offices to handle the significant unit growth in our portfolio and to cost of living increases for corporate employees that were implemented during the first quarter of 2005.

As a result of the items described above, our management operations earnings before other operating items (excluding reimbursed costs and the impact of forward exchange contracts) for the first quarter of 2005 increased 34.3% to $19.3 million, as compared to $14.4 million in the first quarter of 2004. Our management operations profit margin(10) (excluding reimbursed costs and the impact of forward exchange contracts) was 66.5% in the first quarter of 2005, as compared to 63.6% in the first quarter of 2004.

Our management operations earnings before other operating items (including reimbursed costs and the impact of forward exchange contracts) for the first quarter of 2005 increased 12.9% to $19.3 million, as compared to $17.1 million in the first quarter of 2004. Our management operations profit margin (including reimbursed costs and the impact of forward exchange contracts) was 44.3% in the first quarter of 2005, as compared to 45.4% in the first quarter of 2004.

OWNERSHIP AND CORPORATE OPERATIONS(11)

Operating results from ownership and corporate operations before other operating items improved 7.5% or $0.6 million to a loss of $6.8 million in the first quarter of 2005, as compared to a loss of $7.4 million in the first quarter of 2004.

THE PIERRE

RevPAR at The Pierre increased 23.3% in the first quarter of 2005, as compared to the same period in 2004, as a result of an 8.7% improvement in occupancy and a 9.8% increase in achieved room rates. These increases reflected the higher travel demand in New York, particularly in leisure travel, during the quarter. As a result, operating results at The Pierre improved by $0.6 million to a loss of $2 million in the first quarter of 2005, as compared to a loss of $2.6 million in first quarter of 2004.

As previously disclosed, Four Seasons has been in discussions with the landlord of The Pierre to explore alternatives whereby we could modify or restructure our leasehold interest in the hotel. Despite these discussions, the parties have not been able to agree on any modification or restructuring of the lease arrangements. In recent months, the landlord retained professional advisers to assist with the evaluation of alternatives, including the possibility of identifying a replacement lessee and operator for The Pierre. We understand that the landlord is now in exclusive negotiations with a potential successor to Four Seasons in both capacities. No definitive agreement has yet been reached, and any agreement involving an assignment of our leasehold interest in The Pierre is subject to the approval of the shareholders of the landlord. Therefore, there can be no assurance at this time that acceptable arrangements with this potential successor will be concluded.

FOUR SEASONS HOTEL VANCOUVER

RevPAR at Four Seasons Hotel Vancouver increased 13.2% for the three months ended March 31, 2005, as compared to the same period in 2004, primarily as the result of an improvement in occupancy and a modest increase in achieved room rates. Operating results at the hotel remained relatively flat, with a loss of $2.1 million in the first quarter of 2005, as compared to a loss of $2.0 million in the first quarter of 2004, mainly due to an offsetting reduction in banquet revenue.

We continue to review our options in respect of Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operation of, or investment in, this hotel. There can be no assurance that acceptable alternative arrangements can be found with respect to this hotel or as to the terms of any such alternative arrangements.

CORPORATE COSTS, INCLUDING COMPLIANCE COSTS

During the first quarter of 2005, our corporate and compliance costs, including the ongoing implementation of the substantive changes to governance and disclosure requirements applicable to public companies in the US and Canada, were essentially unchanged at $2.4 million, as compared to the same period in 2004.

OTHER INCOME/EXPENSE, NET

Other expense, net for the first quarter of 2005 was $2.7 million, as compared to other income, net of $3.3 million for the same period in 2004.

DISPOSITION OF HOTEL INVESTMENTS

In March 2005, we sold approximately 80% of our equity interest in Four Seasons Residence Club Scottsdale at Troon North for proceeds approximating book value. As a result of the sale, our equity interest in Four Seasons Residence Club Scottsdale at Troon North is approximately 14% and as such, we will account for this investment on a cost basis in the future.

Subsequent to the end of the first quarter, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai, which reduced our interest to approximately 10% and as such, we will account for this investment on a cost basis in the future. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1.9 million. There will not be any further material impact on our earnings as a result of this sale.

FOREIGN EXCHANGE

Other income for the first quarter of 2005 included a $0.4 million foreign exchange loss, as compared to a $3.5 million foreign exchange gain for the same period in 2004.

Foreign exchange gains and losses arose primarily from the translation to Canadian dollars (using current exchange rates at the end of each quarter) of our foreign currency-denominated net monetary assets, which are not included in our designated foreign self-sustaining subsidiaries. They also reflected local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets is the difference between our foreign currency-denominated monetary assets and our foreign currency-denominated monetary liabilities, and consists primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles ("GAAP"). In the first quarter of 2004, the majority of the foreign exchange gain was attributable to the weakening of the Canadian dollar relative to the pound sterling, whereas in the first quarter of 2005 the Canadian dollar was generally stable relative to the pound sterling.

Ongoing fluctuations in rates of exchange between currencies will likely result in future foreign exchange gains or losses.

NET INTEREST INCOME

During the first quarter of 2005, we had net interest income of $0.4 million, as compared to $0.9 million in the first quarter of 2004. Net interest income is a combination of approximately $3.9 million in interest income and approximately $3.5 million in interest expense in the first quarter of 2005, as compared to $3.1 million and $2.2 million, respectively, for the same period in 2004.

The increase in interest income for the first quarter of 2005, as compared to the same period in 2004, was primarily attributable to increased cash and cash equivalents as a result of the issuance of our convertible senior notes in June 2004 and higher deposit interest rates.

The increase in interest expense was primarily attributable to the variance in interest expense relating to the convertible senior notes issued during the second quarter of 2004, as compared to the interest costs relating to our previously outstanding Liquid Yield Option Notes ("LYONs") during 2004.

As discussed below in "Liquidity and Capital Resources", although the rate of interest payable pursuant to the terms of the convertible senior notes is 1.875% per annum, for accounting purposes the convertible senior notes are bifurcated into debt and equity components under Canadian GAAP, and a notional interest rate is applied to the portion that is allocated to the debt component. While the notional interest rate of 5.33% per annum (4.6% per annum after taking into account the impact of the interest rate swap agreement that terminated in October 2004 and is described below under "Financing Activities") that is applied to the debt component of the convertible senior notes (as described below under "Financing Activities") is lower than the notional rate of 9.2% per annum that was applied to the LYONs, a larger component of the convertible senior notes is allocated to debt than was the case with the LYONs. As a result, for accounting purposes the interest expense associated with the convertible senior notes is higher than was the case for the LYONs.

INCOME TAX EXPENSE

Our effective tax rate in the first quarter of 2005 was 27%, as compared to an effective tax rate of 22% in the first quarter of 2004. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including a portion of the foreign exchange gains and losses, since they will never be realized for tax purposes. Excluding these items, our tax rate would have been our expected 24%.

STOCK OPTION EXPENSE

Stock option expense for the first quarter of 2005 was $0.5 million, as compared to $0.3 million for the same period in 2004. In the first quarters of 2005 and 2004, stock option expense was allocated between Management Operations ($0.2 million and $0.1 million, respectively) and Ownership and Corporate Operations ($0.3 million and $0.2 million, respectively).

NET EARNINGS AND EARNINGS PER SHARE

Net earnings for the quarter ended March 31, 2005 were $5.2 million ($0.14 basic and diluted earnings per share), as compared to net earnings of $8.7 million ($0.25 basic earnings per share and $0.24 diluted earnings per share) for the quarter ended March 31, 2004. As described above, net earnings for the quarter ended March 31, 2005 included $2.3 million loss related to a $0.4 million foreign exchange loss and a $1.9 million loss related to the revaluation of our equity interest in the Four Seasons Hotel Shanghai as a result of the sale of the majority of that interest. For the quarter ended March 31, 2004, net earnings included $6.2 million gain related to a $3.5 million foreign exchange gain and a $2.7 million gain on forward exchange contracts included in management fee revenues.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

FINANCING ACTIVITIES

During the second quarter of 2004, we issued $250 million principal amount of convertible senior notes. For details relating to the terms of the convertible senior notes, please refer to our MD&A for the year ended December 31, 2004.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of $211.8 million as at June 18, 2004, which was estimated based on the present value of a $250 million bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying interest at a rate of 1.875% per annum) and an equity component of $39 million (representing the value of the conversion feature of the convertible senior notes) as at June 18, 2004. For further details, see note 10(a) to our annual consolidated financial statements for the year ended December 31, 2004.

In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap agreement with an initial notional amount of $211.8 million, pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of $9 million. The recognition of the resulting gain was deferred and is being amortized through to July 30, 2009, which would have been the maturity date of the swap. This has resulted in an effective interest rate on the convertible senior notes for accounting purposes of 4.6% for the first quarter of 2005.

In April 2005, we entered into a new currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215.8 million (C$269.2 million ) and pay interest at a floating rate of six-month Canadian Bankers Acceptances ("BA") in arrears plus 1.1% per annum. On July 30, 2009, we will pay C$311.8 million and receive $250 million under the swap. We have designated the swap as a fair value hedge of our convertible senior notes. Any future translation differences on our convertible senior notes from US dollars to Canadian dollars should not have a material impact on our net earnings. This swap will allow us to take advantage of lower floating interest rates, which should result in an economic and accounting savings of approximately 139 basis points at current six-month BA rates, or approximately $3.0 million on an annualized, pre-tax basis.

As at March 31, 2005, no amounts were borrowed under our $125 million bank credit facility. However, approximately $10.9 million of letters of credit were issued under that facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities or developments, this credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Our cash and cash equivalents were $198.2 million as at March 31, 2005, as compared to $226.4 million as at December 31, 2004.

Long-term obligations (as determined under Canadian GAAP) increased from $256.8 million as at December 31, 2004 to $258.6 million as at March 31, 2005, primarily as a result of the accretion of interest on the convertible senior notes.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $40.9 million. These contractual obligations and other commitments are more fully described in the MD&A for the year ended December 31, 2004. Since year-end, we have reduced one of our bank guarantees and extended a new commitment to one property under our management, resulting in a net decrease in guarantees and other commitments of $4.6 million. In addition to funding relating to our management opportunities described under "Investing/Divesting Activities" below, we expect a net increase in guarantees and other commitments of approximately $7.0 million over the remainder of the current year.

CASH FROM OPERATIONS

During the first quarter of 2005, we expended $4.6 million in cash in operations, as compared to generating $3.7 million in cash from operations for the same period in 2004. This decrease in cash from operations of $8.3 million resulted primarily from an increase in non-cash working capital of $7.7 million, primarily caused by the settlement of incentive compensation accrued as at December 31, 2004 and a $2.9 million increase in current income tax paid, partially offset by an increase in cash contributed by management operations of $2.4 million and a decrease in cash expended in ownership and corporate operations of $0.7 million.

INVESTING/DIVESTING ACTIVITIES

Part of our business strategy is to invest a portion of available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

During the quarter, we funded $27.4 million to properties under development or management, including amounts advanced as loans receivable to properties in Geneva, Toronto and Washington, and minor equity interests in properties in Damascus and Jackson Hole. This level of investment was consistent with our business plan. During the remaining three quarters of 2005, we expect to fund up to $75 million in respect of investments in, or advances in respect of or to owners of, various projects, including properties in Buenos Aires, Punta Mita and Exuma and a new resort in the Maldives, plus additional funding for the property in Geneva and the expansion of corporate office facilities.

Cash used in capital investments for the three months ended March 31, 2005 is net of the proceeds received on the sale of our equity interest in Four Seasons Residence Club Scottsdale at Troon North (as discussed in "Other Income/Expense, Net").

OUTSTANDING SHARE DATA

--------------------------------------------------------------------------------
DESIGNATION                                    OUTSTANDING AS AT APRIL 29, 2005
--------------------------------------------------------------------------------
Variable Multiple Voting Shares(a)                                    3,725,698
--------------------------------------------------------------------------------
Limited Voting Shares                                                32,883,188
--------------------------------------------------------------------------------
Options to acquire Limited Voting Shares:
--------------------------------------------------------------------------------
   Outstanding                                                        4,575,143
--------------------------------------------------------------------------------
   Exercisable                                                        2,808,761
--------------------------------------------------------------------------------
Convertible Senior Notes issued June 2004 and due 2024(b)      $251.2 million(c)
--------------------------------------------------------------------------------

a) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b) Details on the convertible senior notes are more fully in our annual MD&A for the year ended December 31, 2004.

c) This amount is equal to the issue price of the convertible senior notes issued June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.


LOOKING AHEAD
-------------

If the travel trends that we experienced in 2004 and the first quarter of 2005 continue, and based on current demand reflected in our reservation activity, we expect RevPAR for worldwide Core Hotels in the second quarter of 2005 and the full year 2005 to increase by more than 12% and by more than 11%, respectively, as compared to the corresponding periods in 2004. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions. If current trends continue, we expect gross operating margins of our worldwide Core Hotels to increase more than 220 basis points for the full year of 2005, as compared to the full year of 2004.

CHANGE IN REPORTING CURRENCY TO US DOLLARS
------------------------------------------

Effective the first quarter of 2005, we have adopted US dollars as our reporting currency. All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted.

The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow. Equity transactions have been translated to US dollars at the historical exchange rates for 2005 and 2004 with opening equity accounts on January 1, 2004 translated at the exchange rate on that date. These exchange rates are disclosed in notes 1 and 9. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation", which is included as a separate component of shareholders' equity.

We have not changed the functional currencies of our entities. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate foreign currency fluctuations related to our management fees in other currencies, or the majority of our management operations general and administrative expenses, which are incurred in Canadian dollars. It will also not eliminate foreign currency gains and losses related to unhedged net monetary asset and liability positions.


CHANGES IN ACCOUNTING POLICIES
------------------------------

During the three months ended March 31, 2005, we adopted The Canadian Institute of Chartered Accountants' ("CICA") new accounting standards on variable interest entities and temporary controlled investments, as discussed in note 1 to the interim consolidated financial statements. The adoption of these changes did not have a material impact on our consolidated financial statements.


ADDITIONAL INFORMATION
----------------------

Additional information about us (including our most recent annual information form, annual MD&A and our audited financial statements for the year ended December 31, 2004) is available on SEDAR at www.sedar.com.

----------------------
1. The following Canadian/US dollar foreign exchange rates were used to translate the specified periods:

   -----------------------------------------------------------------------------
                                           Average foreign
     Average foreign                        exchange rate
    exchange rate used  Foreign exchange      used for       Foreign exchange
           for          rate as at March    First Quarter       rate as at
    First Quarter 2005      31, 2005            2004         December 31, 2004
   -----------------------------------------------------------------------------
         1.22652             1.2096            1.31785            1.2036
   -----------------------------------------------------------------------------

2. RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

3. The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletion of Four Seasons Resort Maldives at Kuda Huraa (which closed for repairs in December 2004 following damage from the tsunami in southeast Asia).

4. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

5. Reimbursed costs includes the reimbursement of all out-of-pocket costs, including sales and marketing and advertising fees.

6. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11.2 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Foreign exchange gains on forward exchange contracts were recorded as increases in management fee revenues in the quarters of 2004 and 2003 as follows:

    ----------------------------------------------------------------------------
    (IN MILLIONS OF US    First         Second        Third           Fourth
    DOLLARS)              Quarter       Quarter       Quarter         Quarter
    ----------------------------------------------------------------------------
    2004                   $2.7          $2.8          $2.6            $3.1
    ----------------------------------------------------------------------------
    2003                   $0.5          $1.5          $1.4            $2.3
    ----------------------------------------------------------------------------

7. Including the reimbursed costs and forward exchange contracts, management fee revenues increased 15.7%, or $5.9 million, to $43.6 million in the first quarter of 2005, as compared to $37.6 million for the same period in 2004. We provide the information excluding the above items because the foreign exchange contracts applied only to the period in 2004 and the reimbursed costs have no net impact on earnings from management operations.

8. Earnings before other operating items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. Earnings before other operating items is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our earnings before other operating items may also not be comparable to earnings before other operating items used by other companies, which may be calculated differently. We consider earnings before other operating items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Earnings before other operating items is also used by investors, analysts and our lenders as a measure of our financial performance.

9.  Eight Quarter Summary:

-------------------------------------------------------------------------------------------------
(IN MILLIONS OF
US DOLLARS
EXCEPT PER
SHARE AMOUNTS)      First Quarter      Fourth Quarter        Third Quarter       Second Quarter
-------------------------------------------------------------------------------------------------
                   2005      2004      2004       2003(a)   2004       2003(a)   2004      2003(a)
-------------------------------------------------------------------------------------------------
Consolidated      $63.1     $57.1     $69.5      $66.8     $63.3      $52.6     $71.4     $57.7
revenues(b)
-------------------------------------------------------------------------------------------------
Earnings (loss)
before other
operating items:
-------------------------------------------------------------------------------------------------
  Management       19.3      17.1      18.2       15.7      20.1       13.7      22.1      14.6
  operations
-------------------------------------------------------------------------------------------------
  Ownership and
  corporate        (6.8)     (7.4)     (3.1)      (1.5)     (4.9)      (6.8)     (1.3)     (3.9)
  operations
-------------------------------------------------------------------------------------------------
Net earnings
(loss):
-------------------------------------------------------------------------------------------------
  Total            $5.2      $8.7     $12.8       $8.9     $(8.5)      $3.2     $12.8     $(1.0)
-------------------------------------------------------------------------------------------------
  Basic
  earnings        $0.14     $0.25     $0.35      $0.25    $(0.24)     $0.09     $0.36    $(0.03)
  (loss) per
  share(c)
-------------------------------------------------------------------------------------------------
  Diluted
  earnings        $0.14     $0.24     $0.34      $0.24    $(0.24)     $0.09     $0.34    $(0.03)
  (loss) per
  share(c)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Average
Canadian/US
foreign         1.22652   1.31785   1.22033     1.3155   1.30758    1.37927    1.3586   1.39863
exchange rate
used for
specified
quarter
-------------------------------------------------------------------------------------------------

    a) In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. In accordance with the new standard, however, the reported results for the first three quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements: Second Quarter 2003 -- increase in net loss of $0.1 million and no effect on basic and diluted loss per share; Third Quarter and Fourth Quarter 2003 -- in each quarter, a decrease in net earnings of $0.3 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

    b) As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003 and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses, instead of recording certain reimbursed costs as a "net" amount. As a result of this change, consolidated revenues have been restated as follows: Second Quarter 2003
        - increase of $7.8 million; Third Quarter 2003 - increase of $7.5 million; Fourth Quarter 2003 - increase of $9.6 million.

      Consolidated revenues is comprised of the following:

---------------------------------------------------------------------------------------------
                  First Quarter      Fourth Quarter       Third Quarter       Second Quarter
(IN MILLIONS
OF US DOLLARS) ------------------------------------------------------------------------------
                  2005      2004      2004     2003       2004     2003       2004      2003
---------------------------------------------------------------------------------------------
Revenues from    $43.6     $37.6     $44.3    $40.6      $41.9    $33.8      $44.2     $34.3
Management
Operations
---------------------------------------------------------------------------------------------
Revenues from
Ownership and
Corporate         20.5      20.3      26.6     27.4       22.4     19.6       28.1      24.6
Operations
---------------------------------------------------------------------------------------------
Distributions
from hotel         0.0       0.0       0.0      0.0        0.0      0.1        0.3       0.0
investments
---------------------------------------------------------------------------------------------
Fees from
Ownership and
Corporate
Operations to     (1.0)     (0.9)     (1.4)    (1.2)      (1.0)    (0.9)      (1.2)     (1.1)
Management
Operations
---------------------------------------------------------------------------------------------
                 $63.1     $57.1     $69.5    $66.8      $63.3    $52.6      $71.4     $57.7
---------------------------------------------------------------------------------------------

    c) Quarterly computations of per share amounts are made independently on a quarter-by-quarter basis and may not be identical to annual computations of per share amounts.

10.  The management  operations profit margin represents  management  operations
     earnings  before  other  operating   items,  as  a  percent  of  management
     operations revenue.

11. Included in ownership and corporate operations are the consolidated revenues and expenses from our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin (until the Berlin lease termination on September 26, 2004), distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.


                                     * * *


All dollar amounts referred to in this news release are US dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.


                                     * * *

This news release contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and in this news release. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions, and infectious diseases; general economic conditions, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, currency fluctuations and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


                                     * * *


We will hold a conference call today at 11 a.m. (Eastern Daylight Time) to discuss the first quarter financial results. The details are:

To access the call dial:    1 (800) 289-6406   (U.S.A. and Canada)
                            1 (416) 641-6653   (outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21242956.

A    live    web    cast    will    also    be     available     by     visiting
HTTP://WWW.FOURSEASONS.COM/INVESTOR. This web cast will be archived for one month following the call.


                                     # # #

Dedicated to continuous innovation and the highest standards of hospitality, Four Seasons invented luxury for the modern traveller. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centers and desirable resort destinations around the world. Currently with 66 hotels in 29 countries, and 25 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit WWW.FOURSEASONS.COM.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         THREE MONTHS ENDED
(UNAUDITED)                                                   MARCH 31,
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)     2005         2004
--------------------------------------------------------------------------------



CONSOLIDATED REVENUES (NOTE 4)                        $  63,097   $   57,121
                                                       =======================


MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues (note 4(a))                          $  29,027   $   25,327
    Reimbursed costs                                     14,544       12,319
                                                       -----------------------

                                                         43,571       37,646
                                                       -----------------------
EXPENSES:
    General and administrative expenses                  (9,734)      (8,238)
    Reimbursed costs                                    (14,544)     (12,319)
                                                       -----------------------

                                                        (24,278)     (20,557)
                                                       -----------------------
                                                         19,293       17,089
                                                       -----------------------

OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                                 20,517       20,332
EXPENSES:
    Cost of sales and expenses                          (26,351)     (26,854)
    Fees to Management Operations                          (991)        (857)
                                                       -----------------------

                                                         (6,825)      (7,379)
                                                       -----------------------

EARNINGS BEFORE OTHER OPERATING ITEMS                    12,468        9,710
DEPRECIATION AND AMORTIZATION                            (3,029)      (2,751)
OTHER INCOME (EXPENSE), NET (NOTES 4(A) AND 5)           (2,710)       3,279
                                                       -----------------------

EARNINGS FROM OPERATIONS                                  6,729       10,238
INTEREST INCOME, NET                                        382          871
                                                       -----------------------

EARNINGS BEFORE INCOME TAXES                              7,111       11,109
                                                       -----------------------

INCOME TAX EXPENSE:
    Current                                              (1,924)      (2,116)
    Future                                                   15         (288)
                                                       -----------------------

                                                         (1,909)      (2,404)

NET EARNINGS                                          $   5,202   $    8,705
                                                       =======================

BASIC EARNINGS PER SHARE (NOTE 3(A))                  $    0.14   $     0.25
                                                       =======================

DILUTED EARNINGS PER SHARE (NOTE 3(A))                $    0.14   $     0.24
                                                       =======================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

                                                        AS AT         AS AT
(UNAUDITED)                                           MARCH 31,    DECEMBER 31,
(IN THOUSANDS OF US DOLLARS)                            2005           2004
--------------------------------------------------------------------------------


ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                       $  198,164     $   226,377
    Receivables                                         79,940          81,541
    Inventory                                            1,418           1,439
    Prepaid expenses                                     5,564           2,981
                                                     ---------------------------

                                                       285,086         312,338

LONG-TERM RECEIVABLES                                  198,180         179,060
INVESTMENTS IN HOTEL PARTNERSHIPS AND
  CORPORATIONS                                         129,967         131,338
FIXED ASSETS                                            61,963          59,939
INVESTMENT IN MANAGEMENT CONTRACTS                     177,512         181,273
INVESTMENT IN TRADEMARKS AND TRADE NAMES                 4,363           4,424
FUTURE INCOME TAX ASSETS                                 3,707           3,711
OTHER ASSETS                                            28,855          30,064
                                                     ---------------------------

                                                    $  889,633     $   902,147
                                                     ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities        $   47,492     $    60,415
    Long-term obligations due within one year            3,744           3,766
                                                     ---------------------------

                                                        51,236          64,181

LONG-TERM OBLIGATIONS (NOTE 2)                         254,893         253,066
SHAREHOLDERS' EQUITY (NOTE 3):
    Capital stock                                      248,995         248,980
    Convertible notes                                   36,920          36,920
    Contributed surplus                                  8,581           8,088
    Retained earnings                                  197,331         192,129
    Equity adjustment from foreign
      currency translation                              91,677          98,783
                                                     ---------------------------

                                                       583,504         584,900
                                                     ---------------------------
SUBSEQUENT EVENTS (NOTES 5 AND 9)

                                                    $  889,633     $   902,147
                                                     ===========================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS
                                                        THREE MONTHS ENDED
(UNAUDITED)                                                  MARCH 31,
(IN THOUSANDS OF US DOLLARS)                             2005        2004
----------------------------------------------------------------------------


CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS                  $  19,293   $ 17,089
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                       585        390
                                                        --------------------

WORKING CAPITAL PROVIDED BY
   MANAGEMENT OPERATIONS                                  19,878     17,479
                                                        --------------------


OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS                         (6,825)    (7,379)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                       276        165
                                                        --------------------

WORKING CAPITAL USED IN
 OWNERSHIP AND CORPORATE OPERATIONS                       (6,549)    (7,214)
                                                        --------------------

                                                          13,329     10,265

INTEREST RECEIVED, NET                                     1,667      2,831
CURRENT INCOME TAX PAID                                   (3,106)      (164)
CHANGE IN NON-CASH WORKING CAPITAL                       (16,413)    (8,762)
OTHER                                                       (113)      (447)
                                                        --------------------

CASH PROVIDED BY (USED IN) OPERATIONS                  $  (4,636)  $  3,723
                                                        ====================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        THREE MONTHS ENDED
(UNAUDITED)                                                  MARCH 31,
(IN THOUSANDS OF US DOLLARS)                             2005        2004
-----------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):

OPERATIONS:                                           $ (4,636)   $  3,723
                                                       ----------------------

FINANCING:
   Long-term obligations including
     current portion                                       132          88
   Issuance of shares                                    5,617       3,060
   Dividends paid                                       (1,558)     (1,391)
                                                       ----------------------


CASH PROVIDED BY FINANCING                               4,191       1,757
                                                       ----------------------

CAPITAL INVESTMENTS:
   Long-term receivables                               (20,465)        665
   Hotel investments                                    (7,180)       (970)
   Disposal of hotel investment  (note 5)                5,346          --
   Fixed assets                                         (3,607)     (3,308)
   Investments in trademarks and trade
    names and management contracts                        (131)       (278)
   Other assets                                            (51)       (842)
                                                       ----------------------

CASH USED IN CAPITAL INVESTMENTS                       (26,088)     (4,733)
                                                       ----------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (26,533)        747

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  DUE TO UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)        (1,680)        133
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD         226,377     132,099
                                                       ----------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD              $198,164   $ 132,979
                                                       ======================



See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                          THREE MONTHS ENDED
(UNAUDITED)                                                  MARCH 31,
(IN THOUSANDS OF US DOLLARS)                              2005          2004
--------------------------------------------------------------------------------


RETAINED EARNINGS, BEGINNING OF PERIOD              $   192,129    $  169,364
NET EARNINGS                                              5,202         8,705
                                                        ------------------------

RETAINED EARNINGS, END OF PERIOD                    $   197,331    $  178,069
                                                        ========================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF US DOLLARS EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------

In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2004.

1. SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below:

(A)  CHANGE  IN  REPORTING   CURRENCY:
     We have historically prepared our consolidated financial statements in Canadian dollars. Effective for the three months ended March 31, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars should reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, we believe it will provide our financial statement users with more meaningful information. We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

     The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation" included as a separate component of shareholders' equity.

(B) VARIABLE INTEREST ENTITIES:
     The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Effective January 1, 2005, we adopted AcG-15 and have concluded that we do not have to consolidate any interest under AcG-15.

(C) INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS:
     In conjunction with the issuance of Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. Beginning January 1, 2005, we were required to either equity account or consolidate our temporary investments in which we have over a 20% equity interest. In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North (note 5), and in April 2005, we sold the majority of our equity interest in Four Seasons Hotel Shanghai. As a result of the sales, our equity interests in each property was reduced to less than 20%. The change in accounting for these temporary investments did not have a material impact on our consolidated financial statements for the three months ended March 31, 2005.

2. BANK CREDIT FACILITY:

We have a committed bank credit facility of $125,000, which expires in September 2007. As at March 31, 2005, no amounts were borrowed under this credit facility. However, approximately $10,900 of letters of credit were issued under this credit facility as at March 31, 2005. No amounts have been drawn under these letters of credit.

3. SHAREHOLDERS' EQUITY:

As at March 31, 2005, we have outstanding Variable Multiple Voting Shares ("VMVS") of 3,725,698, outstanding Limited Voting Shares ("LVS") of 32,883,188 and outstanding stock options of 4,575,143 (weighted average exercise price of C$59.33 ($49.05)).

(A) EARNINGS PER SHARE:
    A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic and diluted earnings per share is as follows:


                                                            THREE MONTHS ENDED
    (UNAUDITED)                                                  MARCH 31,
    (IN THOUSANDS OF US DOLLARS)                      2005                      2004
    -------------------------------------------------------------------------------------------

                                         NET EARNINGS     SHARES    Net Earnings     Shares
    -------------------------------------------------------------------------------------------

    Basic Earnings Per Share Amounts      $     5,202    36,608,763   $   8,705     35,289,622
    Effect of Assumed Dilutive Conversions:
       Stock Option Plan                           --     1,535,543          --      1,435,122
    --------------------------------------------------------------------------------------------

    Diluted Earnings Per Share Amounts    $     5,202    38,144,306   $   8,705     36,724,744
    ============================================================================================

     The diluted earnings per share calculation excluded the effect of the assumed conversions of 9,000 stock options to LVS, under our stock option plan, during the three months ended March 31, 2005 (2004 - 1,407,796 stock options), as the inclusion of these conversions would have resulted in an anti-dilutive effect. There was no dilution relating to the convertible senior notes issued in 2004, as the contingent conversion price was not reached during the period. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999 and redeemed in September 2004) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation as the inclusion of this conversion would have resulted in an anti-dilutive effect for the three months ended March 31, 2004.

(B)  STOCK-BASED COMPENSATION:

     We use the fair value-based method to account for all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

     There were no stock options granted in the three months ended March 31, 2005. The fair value of stock options granted in the three months ended March 31, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 3.81%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 30%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months ended March 31, 2004, the weighted average fair value of the options at the grant dates was C$27.00 ($20.49). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

     Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months ended March 31, 2005 and 2004, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:


   (UNAUDITED)                                           THREE MONTHS ENDED
   (IN THOUSANDS OF US DOLLARS                               MARCH 31,
   EXCEPT PER SHARE AMOUNTS)                             2005          2004
------------------------------------------------------------------------------
   Stock option expense included
      in compensation expense                          $   (494)     $  (313)
                                                        ======================

   Net earnings, as reported                           $  5,202      $ 8,705
   Additional expense that would have been
     recorded if all outstanding stock options
     granted during 2002 had been expensed                 (691)        (652)
                                                        ----------------------

   Pro forma net earnings                              $  4,511      $ 8,053
                                                        ----------------------

   Earnings per share:
     Basic, as reported                                $   0.14      $  0.25
     Basic, pro forma                                      0.12         0.23
     Diluted, as reported                                  0.14         0.24
     Diluted, pro forma                                    0.12         0.22
                                                        ----------------------

4. CONSOLIDATED REVENUES:

                                                         THREE MONTHS ENDED
(UNAUDITED)                                                  MARCH 31,
(IN THOUSANDS OF US DOLLARS)                             2005          2004
------------------------------------------------------------------------------

Revenues from Management Operations (A)                $ 43,571      $ 37,646
Revenues from Ownership and
   Corporate Operations                                  20,517        20,332
Fees from Ownership and Corporate
   Operations to Management Operations                     (991)         (857)
                                                        ----------------------

                                                       $ 63,097      $ 57,121
                                                        ======================

(A) Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. During the three months ended March 31, 2004, we recognized $2,720 of the deferred gain in fee revenues. We did not hedge any of our US dollar fee revenues during the three months ended March 31, 2005. In addition, effective January 1, 2004, the US dollar forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in other income (expense), net. This resulted in a $428 foreign exchange loss for the three months ended March 31, 2004.

5.  OTHER INCOME (EXPENSE), NET:

Included in other income (expense), net for the three months ended March 31, 2005 is a net foreign exchange loss of $393 (2004 - net foreign exchange gain of $3,513) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our designated foreign self-sustaining subsidiaries.

In March  2005,  we sold the  majority of our equity  interest  in Four  Seasons
Residence Club Scottsdale at Troon North for gross proceeds of $5,346, which approximated book value. As a result of the sale, our equity interest in the residence club was reduced to approximately 14%. Subsequent to March 31, 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai, which reduced our interest to approximately 10%. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1,930, which is included in other income (expense), net, during the three months ended March 31, 2005.

6. PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months ended March 31, 2005 was $621 (2004 - $575).

7. GUARANTEES AND OTHER COMMITMENTS:

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $40,900. These contractual obligations and other commitments are more fully described in the consolidated financial statements for the year ended December 31, 2004. Since December 31, 2004, we have reduced one of our bank guarantees and extended a new commitment to one property under our management, resulting in a net decrease in guarantees and other commitments of $4,600.

8. SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters.

9. CURRENCY AND INTEREST RATE SWAP:

In April 2005, we entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian Bankers Acceptance in arrears plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, we will pay C$311.8 million and receive $250,000 under the swap. We have designated the swap as a fair value hedge of our convertible senior notes, which were issued in 2004.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                               THREE MONTHS ENDED
                                                    MARCH 31,
(UNAUDITED)                                     2005        2004       VARIANCE
--------------------------------------------------------------------------------
WORLDWIDE
      No. of Properties                           53          53            --
      No. of Rooms                            14,003      14,003            --
      Occupancy(2)                             67.2%       62.9%       4.3pts.
      ADR(3)     - in US dollars                $356        $331          7.8%
      RevPAR(4)  - in US dollars                $224        $197         13.8%
      Gross operating margin(5)                29.0%       26.9%       2.1pts.
UNITED STATES
      No. of Properties                           21          21            --
      No. of Rooms                             6,475       6,475            --
      Occupancy(2)                             71.4%       67.5%       3.9pts.
      ADR(3)     - in US dollars                $374        $352          6.3%
      RevPAR(4)  - in US dollars                $264        $234         12.8%
      Gross operating margin(5)                25.8%       23.7%       2.1pts.
OTHER AMERICAS/CARIBBEAN
      No. of Properties                            8           8            --
      No. of Rooms                             1,724       1,724            --
      Occupancy(2)                             65.0%       60.4%       4.6pts.
      ADR(3)     - in US dollars                $411        $375          9.6%
      RevPAR(4)  - in US dollars                $269        $225         19.2%
      Gross operating margin(5)                36.1%       33.2%       2.9pts.
EUROPE
      No. of Properties                            8           8            --
      No. of Rooms                             1,492       1,492            --
      Occupancy(2)                             54.7%       57.9%     (3.2)pts.
      ADR(3)     - in US dollars                $497        $456          9.0%
      RevPAR(4)  - in US dollars                $292        $278          5.3%
      Gross operating margin(5)                27.3%       28.3%     (1.0)pts.
MIDDLE EAST
      No. of Properties                            4           4            --
      No. of Rooms                               847         847            --
      Occupancy(2)                             72.7%       65.8%       6.9pts.
      ADR(3)     - in US dollars                $219        $189         15.7%
      RevPAR(4)  - in US dollars                $157        $125         25.6%
      Gross operating margin(5)                48.0%       40.0%       8.0pts.
ASIA/PACIFIC
      No. of Properties                           12          12            --
      No. of Rooms                             3,465       3,465            --
      Occupancy(2)                             64.3%       56.9%       7.4pts.
      ADR(3)     - in US dollars                $241        $227          6.0%
      RevPAR(4)  - in US dollars                $117         $98         18.7%
      Gross Operating Margin(5)                30.0%       28.5%       1.5pts.
----------------------------------------------------
1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2005 and 2004. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2004/2003 Core Hotels are the additions of Four Seasons Resort Jackson Hole, Four Seasons Hotel Miami, Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Prague, Four Seasons Hotel Riyadh and Four Seasons Hotel Jakarta, and the deletion of Four Seasons Resort Maldives at Kuda Huraa (which closed for repairs in December 2004 following damage from the tsunami in southeast Asia).
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. It is a non-GAAP measure. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used
     measure  in  the  lodging   industry  to  measure  the   period-over-period
     performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
5 Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS

                                                       AS AT
                                                     MARCH 31,
(UNAUDITED)                                      2005       2004    VARIANCE
------------------------------------------------------------------------------



WORLDWIDE
      No. of Properties                             65(1)      62         3
      No. of Rooms                              16,602(1)  15,977       625

UNITED STATES
      No. of Properties                             24         24        --
      No. of Rooms                               7,109      7,109        --

OTHER AMERICAS/CARIBBEAN
      No. of Properties                             10         10        --
      No. of Rooms                               2,162      2,101        61

EUROPE
      No. of Properties                             11         10         1
      No. of Rooms                               1,919      1,811       108

MIDDLE EAST
      No. of Properties                              5(1)       4         1
      No. of Rooms                               1,212(1)     847       365

ASIA/PACIFIC
      No. of Properties                             15         14         1
      No. of Rooms                               4,200      4,109        91


---------------------------------
1. Since March 31, 2005, we commenced management of Four Seasons Hotel Doha, which has 232 rooms. The property is not reflected in this table.





FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

                                                     THREE MONTHS ENDED
(UNAUDITED)                                               MARCH 31,
(IN  THOUSANDS OF US DOLLARS)                        2005          2004
--------------------------------------------------------------------------------

REVENUES UNDER MANAGEMENT(1)                      $ 601,563     $ 530,190
                                                   =============================






--------------------------
1 Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 63% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.

FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
IN ADVANCED STAGES OF DEVELOPMENT

HOTEL/RESORT/RESIDENCE CLUB AND LOCATION(1),(2)                    APPROXIMATE
                                                                NUMBER OF ROOMS
SCHEDULED 2005/2006 OPENINGS

Four Seasons Hotel Alexandria, Egypt*                                  125
Four Seasons Hotel Damascus, Syria                                     305
Four Seasons Hotel Florence, Italy                                     120
Four Seasons Hotel Geneva, Switzerland                                 100
Four Seasons Hotel Hong Kong, People's Republic of China *             395
Four Seasons Resort Lanai at Koele, HI, USA                            100
Four Seasons Resort Lanai at Manele Bay, HI, USA                       250
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives             115
Four Seasons Hotel Mumbai, India*                                      235
Four Seasons Residence Club Punta Mita, Mexico                          35
Four Seasons Hotel Silicon Valley at East Palo Alto, CA, USA           200
Four Seasons Hotel Westlake Village, CA, USA                           270
Four Seasons Private Residences Whistler, B.C., Canada                  35

BEYOND 2006

Four Seasons Hotel Baltimore, MD, USA*                                 200
Four Seasons Hotel Beijing, People's Republic of China                 325
Four Seasons Hotel Beirut, Lebanon                                     235
Four Seasons Resort Bora Bora, French Polynesia                        105
Four Seasons Hotel Dubai, UAE*                                         250
Four Seasons Hotel Istanbul at the Bosphorus, Turkey                   170
Four Seasons Hotel Kuwait City, Kuwait                                 225
Four Seasons Hotel Moscow, Russia*                                     210
Four Seasons Hotel Moscow Kamenny Island, Russia*                       80
Four Seasons Resort Puerto Rico, Puerto Rico*                          250
Four Seasons Hotel Seattle, WA, USA*                                   150
Four Seasons Resort Vail, CO, USA*                                     120

* Expected to include a residential component.


---------------------
1 Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers at the time of this report. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2004 Annual Report.

2 We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.